Warner Music Group Corp.

1633 Broadway

New York, NY 10019

May 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-1

of Warner Music Group Corp.

File No. 333-236298

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Warner Music Group Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M., Eastern Time, on June 1, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Matthew E. Kaplan at 212-909-7334 or Eric T. Juergens at 212-909-6301.

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Very truly yours,

Warner Music Group Corp.

By:	/s/ Paul M. Robinson
Name: Paul M. Robinson
Title: Executive Vice President and General Council and Secretary

[Signature Page to Acceleration Request]